Exhibit 3.2

AMENDMENT TO THE BYLAWS
OF CONVERTED ORGANICS INC.

1. The Amended and Restated Bylaws of Converted Organics Inc., as originally approved and adopted by the Board of Directors on June 6, 2008, shall be amended by restating in its entirety Section 2.5 thereof, which Section 2.5 shall now read as follows:

2.5 Quorum; Adjournment. The holders of one-third (1/3) of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.